51-102F3

Material Change Report

Item 1. Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. Date of Material Change

October 16, 2020

Item 3. News Release

The news release was filed on SEDAR and disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4. Summary of Material Change

The Company has entered into an Amendment Agreement to the Acacia Property Option Agreement with Eagle Plains Resources Inc. (“Eagle Plains”) whereby the Company a) shall issue to Eagle Plains 50,000 common shares in lieu of not having incurred the required $100,000 in property related expenditures during the 1st Anniversary of the Acacia Property Option Agreement, b) shall issue an additional 50,000 common shares in order to continue with the 2nd Period of the Acacia Property Option Agreement and c) has made a firm commitment to incur a total amount of $200,000 in property related expenditures during the 2nd Period of the Acacia Property Option Agreement. All the other terms and conditions of the Acacia Property Option Agreement shall remain unchanged and shall be in full force and effect.

The Company has issued the 100,000 common shares to Eagle Plains.

Item 5. Full Description of Material Change

Please see News Release dated October 16, 2020 attached as Schedule “A”.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Jake H. Kalpakian, President, (604) 681-1519 ext. 6105

Item 9. Date of Report

October 26, 2020

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SCHEDULE “A”

NEWS RELEASE

Symbols: JJJ.X - CSE

HHHEF – OTC Pink

37 Capital executes an Amendment Agreement to the

Option Agreement for the Acacia Property, Central British Columbia

VANCOUVER, BRITISH COLUMBIA. October 16, 2020. 37 Capital Inc. (the “Company” or “37 Capital”). Further to the Company’s News Release dated September 30, 2019, the Company has entered into an Amendment Agreement to the Acacia Property Option Agreement with Eagle Plains Resources Inc. (“Eagle Plains”) whereby the Company a) shall issue to Eagle Plains 50,000 common shares in lieu of not having incurred the required $100,000 in property related expenditures during the 1st Anniversary of the Acacia Property Option Agreement, b) shall issue an additional 50,000 common shares in order to continue with the 2nd Period of the Acacia Property Option Agreement and c) has made a firm commitment to incur a total amount of $200,000 in property related expenditures during the 2nd Period of the Acacia Property Option Agreement. All the other terms and conditions of the Acacia Property Option Agreement shall remain unchanged and shall be in full force and effect.

The Acacia Property covers an area of approximately 4,715 hectares and is located in the Adams Plateau area of British Columbia, about 60 kms northeast of Kamloops and 22 kms east of the town of Barriere. The Acacia Property is in close proximity to the past producing Homestake and Samatosum Mines, and has good infrastructure including forestry roads and nearby hydro and rail.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian, President

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Certain statements contained herein are “forward-looking”. Forward-looking statements may include, among others, statements regarding future plans, costs, objectives, economic or technical performance, or the assumptions underlying any of the foregoing. In this News Release, words such as “may”, “would”, “could”, “will”, “likely”, “feel”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “objective”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.

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